Exhibit (a)(5)(vii)

PRESS RELEASE

AbbVie Announces Final Results of Tender Offer

North Chicago, Ill., June 4, 2018—AbbVie (NYSE: ABBV) today announced the final results of its modified Dutch auction tender offer, which expired at 12:00 midnight, New York City time, at the end of May 29, 2018.

AbbVie has accepted for purchase 72,815,534 shares of its common stock, $0.01 par value per share, at a price of $103 per share, for an aggregate cost of approximately $7.5 billion, excluding fees and expenses related to the tender offer. These shares represent approximately 4.6 percent of the shares outstanding. The tender offer was oversubscribed and pursuant to the terms of the tender offer, shares will be accepted on a pro rata basis. AbbVie has been informed by Computershare Trust Company, N.A., the depositary for the tender offer, that the proration factor for the tender offer is approximately 98.4 percent.

Stockholders who have questions or would like additional information about the tender offer may contact the information agent for the tender offer, Georgeson Inc. toll-free at 1-866-821-2614.

About AbbVie

AbbVie is a global, research-driven biopharmaceutical company committed to developing innovative advanced therapies for some of the world’s most complex and critical conditions. The company’s mission is to use its expertise, dedicated people and unique approach to innovation to markedly improve treatments across four primary therapeutic areas: immunology, oncology, virology and neuroscience.  In more than 75 countries, AbbVie employees are working every day to advance health solutions for people around the world. For more information about AbbVie, please visit us at www.abbvie.com. Follow @abbvie on Twitter, Facebook or LinkedIn.

Forward-Looking Statements

Some statements in this news release are, or may be considered, forward-looking statements within the meaning of applicable federal securities law. The words “believe,” “expect,” “will,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements. AbbVie cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the ability to complete the tender offer, challenges to

AbbVie Inc.	+1 (847) 938-9190
1 North Waukegan Road	abbvie.com
North Chicago, IL 60064

intellectual property, competition from other products, difficulties inherent in the research and development process, adverse litigation or government action, and changes to laws and regulations applicable to our industry. Additional information about the economic, competitive, governmental, technological and other factors that may affect AbbVie’s operations is set forth in Item 1A, “Risk Factors,” of AbbVie’s 2017 Annual Report on Form 10-K, which has been filed with the SEC. AbbVie undertakes no obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

Media:	Investors:
Adelle Infante	Liz Shea
(847) 938-8745	(847) 935-2211

Todd Bosse
(847) 936-1182